UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2024

Fundrise Balanced eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 75). Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The financial statements included in this filing as of June 30, 2024 and for the six months ended June 30, 2024 and June 30, 2023 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Balanced eREIT II, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. We substantially commenced operations on January 13, 2021. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Balanced eREIT II”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Balanced eREIT II, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2021, and intends to continue to operate as such. The Company has one taxable real estate investment trust subsidiary (“TRS”), Fundrise MF TRS 1, LLC, which was established on April 1, 2022.

We are externally managed by Fundrise Advisors, LLC, (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform, located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here (beginning on page 33), as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

During the third quarter of 2022, our Manager closed the Regulation A offering of common shares of the Company (which we refer to as the “Offering”). We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager. As of June 30, 2024 and December 31, 2023, we had raised cumulative gross offering proceeds of approximately $59.5 million from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor, and approximately $1.6 million received in private placements to third parties), and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 5,408,000 of our common shares.

Upon the reopening of our Offering, if any, the per share purchase price for our common shares will continue to be adjusted at the end of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$11.65	Form 1-U
March 31, 2023	$11.55	Form 1-U
June 30, 2023	$11.39	Form 1-U
September 30, 2023	$11.01	Form 1-U
November 9, 2023	$10.18	Form 1-U
December 30, 2023	$9.90	Form 1-U
March 29, 2024	$10.34	Form 1-U
June 29, 2024	$10.49	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2024 and December 31, 2023, approximately 1.7 million and 1.4 million common shares, respectively, have been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows through distributions from investments in equity method investees. We may seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our financial statements for further detail.

Results of Operations

For the six months ended June 30, 2024 and 2023, we had total net losses of approximately $863,000 and $749,000, respectively.

Revenue

Interest Revenue

For the six months ended June 30, 2024 and 2023, we earned interest revenue of approximately $0 and $149,000, respectively. The decrease in interest revenue is due to investments in debt securities that were purchased and sold within the six months ended June 30, 2023.

Expenses

Investment Management Fees – Related Party

For the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $178,000 and $235,000, respectively. The decrease in investment management fees is directly related to a decrease in the quarterly NAV, as the investment management fee is calculated as a percentage of NAV each quarter. The overall decrease in NAV is attributable to the decline in the fair value of our real estate investments period over period.

General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expenses of approximately $134,000 and $161,000, respectively, which includes tax and professional fees, bank fees, and other costs associated with operating our business. The decrease in general and administrative expenses is due to decreased legal and other professional service fees.

Other Income (Expenses)

Equity in Losses

For the six months ended June 30, 2024 and 2023, we had equity in losses of approximately $824,000 and $873,000, respectively, from our equity method investments. The decrease in equity in losses during the six months ended June 30, 2024 is primarily due to the sale of two underlying investments in December 2023 in one of our equity method investees. These underlying investments were previously operating at a net loss primarily due to depreciation expense and debt servicing costs.

Dividend Income

For the six months ended June 30, 2024 and 2023, we earned dividend income of approximately $273,000 and $232,000, respectively. The increase in dividend income is primarily attributed to money market dividends earned in connection with the cash sweep money market account. The increase in money market dividends is due to an overall higher average cash balance during the six months ended June 30, 2024 compared to the prior comparative period.

Gain on Sale of Investments in Debt Securities, net

For the six months ended June 30, 2024 and 2023, we recognized a net gain on the sale of investments in debt securities of approximately $0 and $139,000 respectively. The decrease is directly related to the investments in debt securities that were purchased and sold within the six months ended June 30, 2023.

Our Investments

The following table summarizes the assets held during the period from January 1, 2023 through June 30, 2024 through our investment in Fundrise MF JV 1, LLC (“MF JV 1”), and Fundrise MF JV 2, LLC (“MF JV 2”), joint ventures (which we also refer to as “Co-Investment Arrangement(s)”) between the Company and Fundrise Real Estate Interval Fund, LLC, which are accounted for under the equity method of accounting. The ownership percentage of the investment in MF JV 1 for the Company and the Fundrise Real Estate Interval Fund, LLC are 10% and 90%, respectively. As of December 31, 2023, the underlying assets of MF JV 2 had been disposed of and the entity was dissolved. Prior to its dissolution, the ownership percentage of the investment in MF JV 2 for the Company and the Fundrise Real Estate Interval Fund, LLC were 10% and 90%, respectively. Additional details on the redemption of the underlying investments are included with the Form 1-U updates noted below. The Company’s Co-Investment Arrangements are accounted for under the equity method of accounting. See “Recent Developments” for a description of any investments we have made since June 30, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Williamson Overlook Controlled Subsidiary	Georgetown, TX	Multifamily Rental	270	03/05/2021	$2,500,000	Initial	Update
Starkey Ranch Controlled Subsidiary	Odessa, FL	Multifamily Rental	384	03/10/2021	$4,265,000	Initial	Update
Lake Shadow Controlled Subsidiary	Maitland, FL	Multifamily Rental	300	06/02/2021	$3,995,000	Initial	Update
North Charleston Controlled Subsidiary	North Charleston, SC	Multifamily Rental	276	07/29/2021	$2,569,000	Initial	N/A
Volaris PSL Controlled Subsidiary(3)	Port St. Lucie, FL	Multifamily Rental	300	08/06/2021	$386,000	Initial	Update
Humble Controlled Subsidiary(4)	Humble, TX	Multifamily Rental	296	08/25/2021	$2,293,700	Initial	Update
Mason Palm Bay Controlled Subsidiary(3)	Port St. Lucie, FL	Multifamily Rental	252	10/08/2021	$603,000	Initial	Update
Tarpon Springs Controlled Subsidiary(5)	Tarpon Springs, FL	Multifamily Rental	236	10/14/2021	$3,030,000	Initial	Update 1 Update 2
Heron Bay Controlled Subsidiary	Locust Grove, GA	Single Family Rental	226	10/19/2021	$635,000	Initial	N/A
Woodlands Controlled Subsidiary	The Woodlands, TX	Single Family Rental	171	10/29/2021	$2,670,000	Initial	Update
Mason Vero Beach Controlled Subsidiary[3]	Vero Beach, FL	Multifamily Rental	175	12/14/2021	$600,000	Initial	Update
Vegas Controlled Subsidiary	North Las Vegas, NV	Multifamily Rental	185	02/25/2022	$3,958,000	Initial	Update
Myrtle Controlled Subsidiary	Myrtle Beach, SC	Single Family Rental	130	06/30/2022	$2,747,500	Initial	N/A

(1)

Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of acquisition, and have not been subsequently updated.

(2)	Purchase Price refers to the total price paid by us at closing for our pro rata share of the equity in the controlled subsidiary.
(3)

Subsequent to the payment in full of all outstanding liabilities and the distribution of all remaining liquid assets to the Company and Fundrise Real Estate Interval Fund, LLC, based on underlying ownership percentages, MF JV 2 was fully dissolved in December 2023. The following real estate investments were redeemed by the Company through our investment in MF JV 2:

On October 19, 2023, the Mason Palm Bay Controlled Subsidiary redeemed the Mason Palm Bay Investment for the full amount.

On November 15, 2023, the Mason Vero Beach Controlled Subsidiary redeemed the Mason Vero Beach Investment for the full amount.

On November 15, 2023, the Volaris PSL Controlled Subsidiary redeemed the Volaris PSL Investment for the full amount.

Refer to the 1-U updates for additional details on the redemption of the underlying investments.

(4)	On December 20, 2023, the Humble Controlled Subsidiary, an asset held through our investment in MF JV 1, redeemed the Humble Property Investment for the full amount.
(5)	On December 28, 2023, the Tarpon Springs Controlled Subsidiary, an asset held through our investment in MF JV 1, redeemed the Tarpon Springs Property Investment for the full amount.

As of June 30, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial contribution to National Lending, LLC (“National Lending”). See Note 8, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2024, we had approximately $13.3 million in cash and cash equivalents and had deployed approximately $46.2 million for two investments. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. As of June 30, 2024, we anticipate that cash on hand and distributions received from our equity method investments will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We had no outstanding unsecured, Company level debt as of September 12, 2024 and June 30, 2024. This amount does not include any debt secured by the real property of our unconsolidated joint ventures. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past six months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. The magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year. Further, as a result of the sustained strong operating performance of our properties, we have been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade.

Looking ahead, we plan to continue to actively deploy into both new equity and credit investments, capitalizing on persistently elevated rates to deliver much higher than average fixed income returns, as well as acquire new assets at what we believe are at temporarily depressed prices. With interest rates stabilizing, we expect improvement in property fundamentals will continue to result in further positive gains over the next several quarters. Furthermore, we expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, approximately $5.2 million and $5.1 million, respectively, of cash and cash equivalents were held by the Company in an account at Citizens Bank, N.A. (“Citizens Bank”) in relation to an arrangement with Citizens Bank and MF Facility 1 Borrower, LLC. Under this arrangement, Citizens Bank entered into the Fundrise MF Facility 1 Borrower, LLC credit facility (the “Credit Facility”), for which the Company is a Non-Recourse Carve-Out Guarantor, effective May 13, 2022. As part of this arrangement, it was agreed upon that an operating account be held at Citizens Bank, averaging a minimum daily balance of $3.5 million over the course of the shorter of the ownership of a specific collateralized property or the two-year anniversary of the Credit Facility. In recourse, if MF Facility 1 Borrower, LLC were to fail to satisfy the minimum daily balance requirement for the period described above, $250,000 would become payable to Citizens Bank from MF Facility 1 Borrower, LLC on May 13, 2024. MF Facility 1 Borrower, LLC is a subsidiary of the Company’s equity method investment in MF JV 1. The Company has a 10% non-controlling member interest in MF JV 1. For the six months ended June 30, 2024 and the year ended December 31, 2023, MF Facility 1 Borrower, LLC and the Company were in full compliance with the agreement. As of June 30, 2024, the two-year anniversary of the Credit Facility has passed, thereby relieving the Company of this arrangement, and cash is no longer required to be held at Citizens Bank.

Recent Developments

None.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED FINANCIAL STATEMENTS OF

Fundrise Balanced eREIT II, LLC

Fundrise Balanced eREIT II, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2024 (unaudited)	As of December 31, 2023 (*)
ASSETS
Cash and cash equivalents	$13,319	$17,272
Other assets	28	21
Due from related party	21	-
Investments in equity method investees	20,591	22,251
Total Assets	$33,959	$39,544

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$39	$68
Due to related party	91	101
Distributions payable	24	90
Redemptions payable	1,323	2,779
Total Liabilities	1,477	3,038

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 5,407,568 and 5,407,568 shares issued and 3,690,790 and 4,002,333 shares outstanding as of June 30, 2024 and December 31, 2023, respectively	40,079	43,201
Accumulated deficit and cumulative distributions	(7,597)	(6,695)
Total Members’ Equity	32,482	36,506
Total Liabilities and Members’ Equity	$33,959	$39,544

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
Revenue
Interest revenue	$-	$149
Total revenue	-	149

Expenses
Investment management fees – related party	178	235
General and administrative expenses	134	161
Total expenses	312	396

Other income (expenses)
Equity in losses	(824)	(873)
Dividend income	273	232
Gain on sale of investments in debt securities, net	-	139
Total other income (expenses)	(551)	(502)

Net loss	$(863)	$(749)

Net loss per basic and diluted common share	$(0.22)	$(0.16)
Weighted average number of common shares outstanding, basic and diluted	3,909,278	4,784,441

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Balanced eREIT II, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated Deficit and Cumulative	Total Members’
	Shares	Amount	Distributions	Equity
December 31, 2023 (*)	4,002,333	$43,201	$(6,695)	$36,506
Offering costs	-	(12)	-	(12)
Distributions declared on common shares	-	-	(39)	(39)
Redemptions of common shares	(311,543)	(3,110)	-	(3,110)
Net loss	-	-	(863)	(863)
June 30, 2024 (unaudited)	3,690,790	$40,079	$(7,597)	$32,482

	Common Shares		Accumulated Deficit and Cumulative	Total Members’
	Shares	Amount	Distributions	Equity
December 31, 2022 (*)	4,889,198	$53,076	$(3,590)	$49,486
Proceeds from issuance of common shares	6,876	80		80
Offering costs	-	(27)	-	(27)
Distributions declared on common shares	-	-	(155)	(155)
Redemptions of common shares	(398,542)	(4,575)	-	(4,575)
Net loss	-	-	(749)	(749)
June 30, 2023 (unaudited)	4,497,532	$48,554	$(4,494)	$44,060

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(863)	$(749)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses	824	873
Gain on sale of investments in debt securities, net	-	(139)
Accretion of discount on debt securities	-	(30)
Changes in assets and liabilities:
Net (increase) decrease in other assets	(7)	13
Net decrease in due from related party	(21)	-
Net decrease in accounts payable and accrued expenses	(29)	(12)
Net decrease in due to related party	(12)	(28)
Net cash used in operating activities	(108)	(72)
INVESTING ACTIVITIES:
Investment in debt securities	-	(8,142)
Proceeds received from sale of debt securities	-	8,311
Investment in equity method investees	(2,100)	(800)
Return of investment from equity method investees	2,936	139
Investment in public equity securities	-	(2)
Proceeds received from sale of public equity securities	-	2
Net cash provided by (used in) investing activities	836	(492)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	-	80
Redemptions paid	(4,566)	(4,615)
Distributions paid	(105)	(207)
Reimbursements to related party	(10)	(33)
Offering costs paid	-	(19)
Net cash used in financing activities	(4,681)	(4,794)

Net decrease in cash and cash equivalents	(3,953)	(5,358)
Cash and cash equivalents, beginning of period	17,272	21,108
Cash and cash equivalents, end of period	$13,319	$15,750

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Notes to Financial Statements (unaudited)

1.             Formation and Organization

Fundrise Balanced eREIT II, LLC (the “Company”) was formed on January 28, 2020, as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Balanced eREIT II, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2021. The Company has one taxable real estate investment trust subsidiary (“TRS”), Fundrise MF TRS 1, LLC, which was formed with an effective date of April 1, 2022.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $51.2 million of shares on August 23, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the third quarter of 2022, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

As of June 30, 2024 and December 31, 2023, after redemptions, the Company has net common shares outstanding of approximately 3,691,000 and 4,002,000, respectively, including common shares held by related parties. As of both June 30, 2024 and December 31, 2023, Rise Companies Corp. (the “Sponsor”), the owner of the Manager, owned 500 common shares. As of June 30, 2024 and December 31, 2023, Fundrise, L.P. owned 0 and 1,000 common shares, respectively. As of June 30, 2024 and December 31, 2023, the total amount of equity issued by the Company on a gross basis was approximately $59.5 million. As of June 30, 2024 and December 31, 2023, all subscriptions had settled.

2.             Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2023 balance sheet and certain related disclosures are derived from the Company’s December 31, 2023 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Certain amounts in the prior year financial statements have been reclassified to conform to current year presentation. The Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. This reclassification did not have an impact on the Company’s net loss for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these financial statements.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2024 and December 31, 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

As of June 30, 2024 and December 31, 2023, approximately $5.2 million and $5.1 million, respectively, of cash and cash equivalents were held by the Company in an account at Citizens Bank, N.A. (“Citizens Bank”) in relation to an arrangement with Citizens Bank and MF Facility 1 Borrower, LLC. Under this arrangement, Citizens Bank entered into the Fundrise MF Facility 1 Borrower, LLC credit facility (the “Credit Facility”), for which the Company is a Non-Recourse Carve-Out Guarantor, effective May 13, 2022. As part of this arrangement, it was agreed upon that an operating account be held at Citizens Bank, averaging a minimum daily balance of $3.5 million over the course of the shorter of the ownership of a specific collateralized property or the two-year anniversary of the Credit Facility. In recourse, if MF Facility 1 Borrower, LLC were to fail to satisfy the minimum daily balance requirement for the period described above, $250,000 would become payable to Citizens Bank from MF Facility 1 Borrower, LLC on May 13, 2024. MF Facility 1 Borrower, LLC is a subsidiary of the Company’s equity method investment in Fundrise MF JV 1, LLC (“MF JV 1”). The Company has a 10% non-controlling member interest in MF JV 1. For the six months ended June 30, 2024 and the year ended December 31, 2023, MF Facility 1 Borrower, LLC and the Company were in full compliance with the agreement. As of June 30, 2024, the two-year anniversary of the Credit Facility has passed, thereby relieving the Company of this arrangement, and cash is no longer required to be held at Citizens Bank.

Loss per share

Basic losses per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic losses per share is computed by dividing income or loss available to members by the weighted-average common shares outstanding during the year. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2024 and 2023.

Offering Costs

Offering costs of the Company are initially being paid by the Manager on behalf of the Company. These offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company was obligated to start reimbursing the Manager, without interest, for offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The Hurdle Rate was met as of June 30, 2021 and the total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate on June 30, 2021. After the Company’s NAV exceeded the Hurdle Rate, it booked a liability with a corresponding reduction to equity for offering costs.

The table below presents the Company’s offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Offering Costs (1)	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Costs incurred by the Manager:
Beginning balance	$227	$207
Costs incurred during the period	12	20
Ending balance	$239	$227
Less: cumulative costs reimbursed to Manager	(228)	(218)
Less: costs payable to Manager	(2)	-
Total costs subject to reimbursement in a future period	$9	$9

(1)	The Hurdle Rate was met as of June 30, 2021.

During the six months ended June 30, 2024 and 2023, the Company directly incurred offering costs of approximately $0 and $19,000, respectively. Approximately $0 of directly incurred offering costs were payable as of June 30, 2024 and December 31, 2023.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2024 and 2023.

Investments in Debt Securities

Investments in debt securities are classified as trading, available-for-sale or held-to-maturity. We classify our investment in debt securities at the acquisition date and re-evaluate at each subsequent balance sheet date. Our investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading securities and realized gains and losses on available-for-sale and held to maturity securities are included in net income. Unrealized gains and losses, net of deferred taxes, on available-for-sale securities would be included in our balance sheets as a component of accumulated other comprehensive income.

As of June 30, 2024, and December 31, 2023, we did not hold any investments in debt securities.

Investments in Public Equity Securities

Investments in public equity securities are carried at fair value. In the event that a readily determinable fair value does not exist or are deemed unreliable, investments in public equity securities will be carried at cost less any impairment and will be reevaluated at each reporting period or when a readily determinable fair value becomes available. Realized and unrealized gains and losses on public equity securities are included in net income.

As of June 30, 2024, and December 31, 2023, we did not hold any investments in public equity securities.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2021, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2024 and 2023. No gross deferred tax assets or liabilities have been recorded as of June 30, 2024 and December 31, 2023.

As of June 30, 2024, all tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Investment Income and Securities Transactions

Securities transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on sales of investments are calculated using the identified cost basis. Dividend income and distributions are reported on the ex-dividend date, and interest income is recorded on an accrual basis. Amortization of premiums and accretion of discounts on debt securities is calculated using the effective interest method, or straight-line method when appropriate, over the holding period of the investment, and is included in interest revenue.

Revenue Recognition

Interest revenue consists of interest earned on investments in debt securities and is recorded on an accrual basis.

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Recent Accounting Pronouncements

 In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

3.             Investments in Debt Securities

During the six months ended June 30, 2024 and the year ended December 31, 2023, we purchased zero and four investments in debt securities, respectively, which were classified as available-for-sale. As of June 30, 2024 and December 31, 2023, all four investments in debt securities were sold. Accordingly, no unrealized gain or loss is included in our balance sheet as a component of accumulated other comprehensive income (“AOCI”), and no realized gain or loss was reclassified out of AOCI into net loss. The net realized gain was recognized as “Other income” in the Statement of Operations for the six months ended June 30, 2023. No investments in debt securities were held as of June 30, 2024 or December 31, 2023.

4.             Investments in Public Equity Securities

During the six months ended June 30, 2024 and the year ended December 31, 2023, we purchased approximately 0 and 216,000 shares in investments in public equity securities, respectively. As of June 30, 2024 and December 31, 2023, the investments in public equity securities were sold. No investments in public equity securities are held as of June 30, 2024 or December 31, 2023.

Approximately $0 in public equity securities were invested in or sold during the six months ended June 30, 2023.

5.             Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Beginning balance	$22,251	$30,835
Additional investments in equity method investees	2,100	1,800
Repayment of equity method investees(1)	-	(2,595)
Distributions from equity method investees	(2,936)	(4,816)
Equity in losses of equity method investees	(824)	(2,973)
Ending balance	$20,591	$22,251

(1)	During the year ended December 31, 2023, the underlying assets of Fundrise MF JV 2, LLC (“MF JV 2”) were disposed of and the entity was dissolved. As a result, during the year ended December 31, 2023 the Company recognized a gain on the disposition of the equity method investee of less than $1,000, and is included within equity in earnings (losses) of equity method investees within the Company’s statement of operations.

As of June 30, 2024 and December 31, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(a)	Acquired in 2021, investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of June 30, 2024 and December 31, 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $3.6 million and $3.5 million, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

(b)	Acquired in 2021, a 10% non-controlling member interest in MF JV 1, a joint venture (“Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC, which primarily invests in stabilized multi-family properties located throughout the United States.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2024	As of December 31, 2023
Real estate assets, net	$436,962	$443,551
Other assets(1)	120,593	89,226
Total assets	$557,555	$532,777

Credit facility	$150,471	$143,263
Mortgage notes payable, net	124,912	124,718
Other liabilities(2)	39,571	6,681
Equity	242,601	258,115
Total liabilities and equity	$557,555	$532,777
Company’s equity investment, net	$20,591	$22,251

(1)	As of June 30, 2024 and December 31, 2023, approximately $99.7 million and $57.3 million of Other assets are promissory notes receivable from other eREITs held by the Company's equity method investment in National Lending, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2024 and December 31, 2023, approximately $32.0 million and $0 of Other liabilities represent promissory notes issued from an affiliated eREIT to National Lending, respectively. See Note 8, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Total revenue	$22,601	$27,311
Total expenses	29,758	35,165
Net losses	$(7,157)	$(7,854)
Company’s equity in earnings (losses) of investee	(824)	(873)

The Company is a guarantor to various debt arrangements entered into by MF JV 1 and certain of its wholly-owned subsidiaries as of June 30, 2024 and December 31, 2023. These debt arrangements were entered into by our equity method investee for purposes of securing financing on existing real estate properties and future real estate property acquisitions. The Company’s guarantee (“standard carve-out guarantee”) included within these non-recourse debt arrangements is limited to standard lender protection clauses in the remote likelihood of wrongful action on the part of our equity method investee and its subsidiaries, as the named borrowers. The Company is also subject to a limited recourse liability on one of these debt arrangements during the real estate property’s stabilization period. This limited recourse liability could be released upon the equity method investee’s borrower subsidiary meeting certain operational and financial criteria. As of June 30, 2024, this criteria has not been met.

As of June 30, 2024 and December 31, 2023, the total commitments outstanding by our equity method investee, for which the Company was subject to a standard carve-out guarantee, were approximately $276.8 million and $269.6 million, respectively. As of June 30, 2024 and December 31, 2023, the Company was subject to a limited recourse liability of $4.4 million.

The debt arrangements incur interest at variable and fixed rates. As of June 30, 2024, the maturity dates of these debt arrangements ranged from March 9, 2025, through January 1, 2032, some of which have extension options available to our equity method investee and its subsidiaries. No amounts have been accrued by the Company as a loss contingency related to these guarantees as of each of June 30, 2024 and December 31, 2023 because payment by the Company is not probable.

These debt arrangements also contain various financial and non-financial covenant requirements for the Company. As of June 30, 2024 and December 31, 2023, the Company was in compliance with these covenants.

6.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the six months ended June 30, 2024 and the year ended December 31, 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $39,000 and $282,000, respectively. Of the distributions declared during the six months ended June 30, 2024 and the year ended December 31, 2023, approximately $15,000 and $192,000 were paid or reinvested, respectively. Approximately $24,000 and $90,000 remained payable as of June 30, 2024 and December 31, 2023, respectively.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, other assets, accrued expenses and other liabilities reported in the balance sheets approximates fair value because of the short maturity of these instruments.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Managers

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate, which was met as of June 30, 2021. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the six months ended June 30, 2024 and 2023.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2024 and 2023, the Manager incurred approximately $2,000 and $0 of operational costs on our behalf, respectively. As of June 30, 2024 and December 31, 2023, approximately $0 were due and payable.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The Manager agreed, for a period from inception until June 30, 2021 (the “Fee Waiver Period”), to waive its investment management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. Accordingly, during the six months ended June 30, 2024 and 2023 we incurred investment management fees of approximately $178,000 and $235,000 respectively, and as of June 30, 2024 and December 31, 2023, approximately $88,000 and $101,000, respectively, of investment management fees were payable to the Manager and are included in “Due to related party” on the balance sheets.

The Company may be charged by the Manager a development management fee of 5.0% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For six months ended June 30, 2024 and 2023, no development management fees have been incurred or paid to the Manager.

The Company may be charged by the Manager a property management fee of 4.0% of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived. For six months ended June 30, 2024 and 2023, no property management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2024 and December 31, 2023, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2024 and 2023, no special servicing fees have been incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the six months ended June 30, 2024 and 2023, no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the six months ended June 30, 2024 and 2023.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the six months ended June 30, 2024 and 2023, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates, may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2024 and the year ended December 31, 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P.

Fundrise, L.P., an affiliate of our Sponsor, was a member of the Company and held 1,000 shares as of December 31, 2023. As of June 30, 2024, Fundrise L.P. held 0 shares and is no longer a member of the Company. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2024 and December 31, 2023.

For the six months ended June 30, 2024 and 2023, the Sponsor incurred approximately $18,000 and $32,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. Approximately $1,000 and $0 of such costs were due and payable as of June 30, 2024 and December 31, 2023, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of June 30, 2024 and December 31, 2023, the Company has contributed approximately $3.3 million and $3.3 million for a 4.79% and a 5.06% ownership in National Lending, respectively. See Note 5, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREIT are reviewed by the Independent Manager.

As of June 30, 2024 and December 31, 2023, we had no promissory notes with National Lending. During the six months ended June 30, 2024 and the year ended December 31, 2023, we did not enter into any promissory notes or pay off any promissory notes with National Lending.

For the six months ended June 30, 2024 and 2023, the Company did not incur any interest expense on notes with National Lending. As of June 30, 2024 and December 31, 2023, we had no outstanding accrued interest due to National Lending.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition. The ownership percentage of the investment in MF JV 1 for the Company and the Fundrise Real Estate Interval Fund, LLC are 10% and 90%, respectively. As of December 31, 2023, the underlying assets of MF JV 2 were disposed of and the entity was dissolved. Prior to its dissolution, the ownership percentage of the investment in MF JV 2 for the Company and the Fundrise Real Estate Interval Fund, LLC were 10% and 90%, respectively.

For the six months ended June 30, 2024 and 2023, we did not incur reimbursable operating costs on behalf of MF JV 1 or MF JV 2, the Co-Investments. No reimbursable operating costs were receivable as of June 30, 2024 and December 31, 2023.

As of June 30, 2024 and December 31, 2023, approximately $21,000 and $0, respectively, related to distribution receivable from MF JV 1 and are included in “Due from related party” on the balance sheets.

9.             Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.          Commitments and Contingencies

Reimbursable Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2024 and December 31, 2023, approximately $9,000 of offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Offering Costs.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

11.          Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 12, 2024, for potential recognition or disclosure and noted no items requiring adjustments of the financial statements or additional disclosures.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on December 2, 2020)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix B to the Company’s Offering Circular on Form 1-A filed on August 24, 2021)
6.1*	Form of License Agreement between Fundrise Balanced eREIT II, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Balanced eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 9, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.4*	Amended and Restated Limited Liability Company Operating Agreement of Fundrise MF JV 1, LLC (Incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-K filed on April 11, 2023)
6.5*	Limited Liability Company Operating Agreement of Fundrise MF JV 2, LLC (Incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-K filed on April 11, 2023)

*Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 12, 2024.

Fundrise Balanced eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 12, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 12, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)